Exhibit 1.01

Scientific Games Corporation
Conflict Minerals Disclosure and Report
For the Year Ended December 31, 2014

This Conflict Minerals Disclosure Report for the year ended December 31, 2014 (this “Report”) is made pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals sourced from the Democratic Republic of the Congo or one of its neighboring countries (collectively, the “Covered Countries”), as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes certain reporting obligations on SEC registrants who manufacture, or contract to manufacture, products containing conflict minerals that are necessary to the functionality or production of such products. Conflict minerals are defined as: cassiterite; columbite-tantalite; and wolframite; their respective derivatives, tin, tantalum, and tungsten; and gold (collectively, “Conflict Minerals”).
Company and Product Overview
Unless otherwise specified or the context otherwise indicates, all references to “Scientific Games,” “we,” “us,” “our,” and the “Company” refer to Scientific Games Corporation and its consolidated subsidiaries.
Scientific Games is a leading developer of technology based products and services and associated content for the worldwide gaming and lottery industries. The Company’s portfolio includes gaming machines and game content, instant and draw based lottery games, server based gaming and lottery systems, casino management systems, table game products and services, sports betting technology, loyalty and rewards programs, and interactive gaming and lottery content and services. We operate our business in the lottery and gaming industries and report our operations in three business segments-Gaming, Lottery and Interactive-of which only Gaming and Lottery involve the manufacture of physical products.

In our Gaming segment, we sell, lease or otherwise provide video or mechanical reel gaming machines, server-based gaming machines, systems and game content, casino-management systems hardware and software, table game products (including shufflers and proprietary table game content), video lottery central monitoring and control systems, wide area system networks, and conversion kits (including game, hardware or operating system conversions) and parts to casinos and other gaming operators. Video gaming machines are gaming cabinets that combine advanced graphics, digital music and sound effects and secondary bonus games. The primary game feature of our video products is a video screen that simulates traditional mechanical reel spinning action or that provides innovative variations on the movement and play action of the symbols on the video screen. Our mechanical reel gaming machines combine traditional mechanical reel spinning technology with video technology in a single gaming machine. Our proprietary table games are designed to enhance operators' table-game operations and include our internally developed and acquired proprietary table games, side bets, add-ons and progressive features. Our proprietary content and features are also added to public domain games such as poker, baccarat, pai gowpoker, craps and blackjack table games and to electronic platforms. Our shufflers include various models of automatic card shufflers to suit specific games, as well as deck checkers and roulette chip sorters. We offer core slot, casino and table-management systems (collectively, "casino-management systems") that help our customers improve communication with players, add excitement to the gaming floor and enhance operating efficiencies through greater automation, reporting and business intelligence. We also provide technologies for deployment of networked, server-based gaming environments, with centralized management and control. Our electronic table systems combine the game play of traditional table games with the latest technology.

In our Lottery segment, we provide customized computer software, software support, lottery terminals and data communication services to lotteries. Draw lottery games are provided through a lottery system in which lottery terminals in retail outlets are connected to a central computer system for the activation, sale and validation of lottery games and related functions. A lottery terminal may also be used to validate instant lottery games to confirm that a ticket is a winner and to prevent duplicate payments. Additionally, we design, print and sell instant lottery games.  An instant lottery game is typically played by removing a scratch-off protective coating from a preprinted ticket to reveal if it is a winner.
Scientific Games completed its acquisition of Bally Technologies Inc. (“Bally”) on November 21, 2014, and as a result, references in this Report to “Scientific Games,” “Company,” or “we” are to the combined company except where it is necessary to differentiate in this Report between the Scientific Games product line and the Bally product line to reflect any significant differences in the due diligence processes undertaken by Scientific Games with respect to its products for the 2014 reporting year. Going forward, we expect that the due diligence process will be uniform with respect to all products the Company manufacturers or contracts to manufacture that may contain Conflict Minerals.

We assessed the Scientific Games product line and determined that the following products we manufactured or contracted to manufacture in 2014 may contain Conflict Minerals that are necessary to the functionality or production of the products:

•	lottery terminals, lottery systems, and lottery products;

•	gaming machines; and

•	networked and server-based systems for gaming operators.
We assessed the Bally product line and determined that the following products we manufactured or contracted to manufacture in 2014 may contain conflict minerals that are necessary to the functionality or production of the products:

•	proprietary table games;

•	casino management systems;

•	networked and server-based systems for gaming operators;

•	shufflers; and

•	electronic table games.
Reasonable Country of Origin Inquiry
To perform our reasonable country of origin inquiry (“RCOI”), we identified approximately 237 suppliers whose parts, components, or materials were likely to contain Conflict Minerals that are necessary to the functionality or production of the Scientific Games product line, and 256 suppliers whose parts, components, or materials were likely to contain Conflict Minerals that are necessary to the functionality or production of the Bally product line. We conducted a survey of these suppliers using the Conflict Free Sourcing Initiative template (the “Template”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. In the survey, we asked those suppliers (i) whether the products they supply to us (or their components) contained Conflict Minerals, and (ii) if they did, to provide information regarding the sourcing of Conflict Minerals contained in those products and components. We relied on our suppliers to provide us with information about the source of Conflict Minerals contained in the products and components they supplied to us.
We conducted due diligence on the source and chain of custody of Conflict Minerals used in our products because we determined that we had insufficient information to allow us to conclude that either (i) we have no reason to believe that any Conflict Minerals that are necessary to the functionality or production of our products originated in the Covered Countries, or (ii) we reasonably believe that any Conflict Minerals that are necessary to the functionality or production of our products came from recycled or scrap sources. Accordingly, we conducted additional diligence on the source and chain of custody of Conflict Minerals used in our products.
Source and Chain of Custody Due Diligence
We performed our source and chain of custody due diligence in accordance with the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold and tin, tantalum and tungsten (“OECD Guidance”), by performing the following steps:
Establish a management system
We established a management system to manage our Conflict Minerals compliance program by, among other things, adopting a Conflict Minerals Policy, which can be found on our website at http://www.scientificgames.com/investors/corporate-governance/conflict-minerals-policy, and establishing an internal management structure to support supply chain due diligence which includes a cross-functional project team with executive-level representation and personnel with knowledge regarding our products and supply chain. Our system of control and transparency for our supply chain consisted of our survey of our suppliers, as described above, and our response to the risks identified by that survey. We have also incorporated into our supply agreements and purchase orders representations from our suppliers that they will cooperate with us in connection with any due diligence that we choose to perform as part of our program to comply with the Rule. In addition, we have an existing grievance mechanism whereby employees and suppliers can report violations of the Company’s policies, including our Conflict Minerals Policy, through our Ethics Hotline. Further, our Compliance Committee and chief compliance officer oversee compliance with the Company’s policies by employees, officers, directors, and other agents and associates of the Company.
With respect to the Bally product line, we offered in-person or e-learning Conflict Mineral training to all new suppliers identified as being a potential supplier of Conflict Minerals, as well as a checklist and additional information on how to build their own programs. We also offer e-learning Conflict Mineral training to suppliers who need assistance with educating themselves on Conflict Minerals.
Identify and assess risk in the supply chain
As part of the supplier survey process, we evaluated all supplier responses using risk-based criteria developed to determine which suppliers warranted further due diligence. The risk-based criteria included, but were not limited to, untimely or incomplete responses, our history with the supplier (e.g., whether the supplier had a history of credibility and reliability), location of the supplier, and inconsistencies in the data reported in the Template. In addition, based on our review of the supplier responses, each supplier of the Bally product line was assigned a Conflict Minerals status code to identify those requiring additional review or follow-up. We also conducted a comparative review of certain smelter or refiner information provided to us by our suppliers with industry resources, such as the CFSI’s Conflict-Free Smelter Program, to determine whether these disclosed smelters and refiners have been identified as conflict free.
Design and implement a strategy to respond to identified risks
Based on our evaluations of the supplier responses described above, we implemented a plan to follow-up with suppliers and obtain additional information and revised responses from them, as appropriate, and to track those follow-up efforts. In certain cases, we evaluated our overall business relationship with the supplier to determine appropriate follow-up and escalation steps.
Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain
We do not have direct relationships with Conflict Mineral smelters and refiners and do not perform or direct audits of Conflict Mineral smelters and refiners within our supply chain. We rely on the Conflict Free Sourcing Initiative’s conflict-free smelter program and its conflict-free smelters listing, which is available at www.conflictfreesourcing.org, to assess whether smelters and refiners within our supply chain source their Conflict Minerals from the Covered Countries. We did not conduct an independent private sector audit of our own supply chain due diligence, as permitted by the Rule, but will do so in the future if, and to the manner, required by the Rule.
Report on supply chain due diligence
This Report is publicly available on our website at http://www.scientificgames.com/investors/corporate-governance/conflict-minerals-policy and is filed with the SEC.
Results of Source and Chain of Custody Due Diligence
We received responses from over 68% of the suppliers we surveyed relating to the Scientific Games product line, and from over 83% of the suppliers we surveyed relating to the Bally product line. We used reasonable efforts to identify the mines or locations of origin of the Conflict Minerals in our supply chain by requesting that our suppliers complete the Template. We made multiple attempts to have our suppliers complete the Template and provide all information. In keeping with our due diligence procedures, suppliers are contacted for additional information either if they fail to complete the Template correctly or their response is incomplete. For the Bally product line we have also implemented a system which allows us to obtain information from suppliers at the part level, which will allow us to identify which parts we have supplier information for and whether Conflict Minerals are identified in these parts. Despite our efforts, many of our suppliers that completed the Template were unable to identify the smelter or refiner where the Conflict Minerals in their products were processed or provided an extensive and non-exclusive list of smelters or refiners and we were thus unable to determine with reasonable certainty what the source was for the Conflict Minerals necessary to the products that the Company manufactures or contracts to manufacture. Based on the supplier responses that we received through the RCOI or due diligence procedures, we do not have sufficient information regarding the smelters and refiners that processed the Conflict Minerals contained in products that the Company manufactures or contracts to manufacture to determine (i) whether those Conflict Minerals originated in Covered Countries or came from recycled or scrap sources, or (ii) the country of origin of the Conflict Minerals used in our products, or the facilities used to process the Conflict Minerals.
Steps to Improve Due Diligence
We have identified measures that we believe will assist us in making our Conflict Mineral due diligence process more efficient and effective and should provide us with more reliable information in the future toward determining the source of the Conflict Minerals necessary to the products that the Company manufactures or contracts to manufacture. Below are the steps we have taken or expect to take in an effort to improve this due diligence process:

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We have incorporated into our supply agreements and purchase orders representations from our suppliers that they will cooperate with us in connection with any due diligence that we choose to perform as part of our program to comply with the Rule.

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To inform suppliers of our existing grievance mechanism whereby they can report violations of the Company’s policies, including our Conflict Minerals Policy, we intend to include in our purchase orders the number to our Ethics Hotline.

•	We intend to direct our suppliers across all Scientific Games entities to additional training resources to increase the survey response rate and improve the content of the supplier survey responses.

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We intend to develop one Conflict Minerals process across all Scientific Games entities, which will include integrating the due diligence processes and implementing a consolidated management structure to oversee the Conflict Mineral process.